April 25, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John L. Krug, Senior Counsel

Re:	Cytogen Corporation
Preliminary proxy statement filed April 19, 2007
File Number 000-14879

Ladies and Gentlemen:

On behalf of Cytogen Corporation (the “Company”), this letter is being submitted in response to comments received from the Securities and Exchange Commission (the “Commission”) by letter dated April 24, 2007, regarding the Company’s Preliminary proxy statement filed April 19, 2007 (the “Proxy Statement”). The headings below correspond to the headings in such letter.

Proposal 3. Approval of increase in number of authorized shares of common stock

Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares.

The Company will expand the discussion in the definitive Proxy Statement to include the following language:

“The Company currently does not have any immediate plans, arrangements, commitments or understandings, whether oral or written, with respect to the issuance of any of the additional shares of Common Stock that would be authorized by the proposed amendment. However, we cannot assure you that the Company will not enter into such arrangements in the near future.”

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (iii) the Company may not assert staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 25, 2007
Page

The Company hopes that the above responses will be acceptable to the Commission staff. Please do not hesitate to contact me at (609) 750-8223 should you have any questions regarding the foregoing. Thank you for your time and attention.

Sincerely,

/s/ William J. Thomas

William J. Thomas
Senior Vice President and General Counsel

cc:	Cytogen Corporation
Michael D. Becker, President and CEO